UNITED STATES SECURITIES AND EXCHANGE
                                   COMMISSION
                              WASHINGTON, DC 20549


                     ANNUAL STATEMENT OF CHANGES BENEFICIAL
                                   OWNERSHIP

                                                              OMB APPROVAL
            --------------                            --------------------------
                Form 5                                 OMB Number: 3235-0287
            --------------                             Expires: December 31,2001
                                                       Estimated average burden
[ ] Check box if no longer subject to                  hours per response...0.5
    Section 16. Form 4 or Form 5                      --------------------------
    obligations may continue.
    See Instruction 1(b).
[ ] Form 3 Holdings Reported
[X] Form 4 Transactions Reported


         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
         of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person*

  GILBERT   G.S.    BECKWITH
  --------------------------
  (Last)  (First)   (Middle)

      47 ARCH STREET
      --------------
         (Street)

  GREENWICH, CT 06830
  -------------------
 (City)   (State)(Zip)

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2.Issuer Name and Tickler or Trading Symbol

                           MEGADATA CORPORATION (MDTA)

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3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.Statement for Month/Year

                                OCTOBER 31, 2000
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5.If Amendment, Date of Original (Month/Year)


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6.Relationship of Reporting Person(s) to Issuer (Check all applicable)

            _X_Director                       _X_10% Owner

            _X_Officer(give title below)      ___Other(specify below)

         CHIEF EXECUTIVE OFFICER
         -----------------------


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7.Individual or Joint/Group Reporting (check applicable line)

            _X_Form Filed by One Reporting Person

            ___Form Filed by More than One Reporting Person

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          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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1.Title of Security
(Instr. 3)

                                  COMMON STOCK
                                  COMMON STOCK
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2.Transaction Date (Month/ Day/ Year)
                                     6/30/00
                                    10/31/00

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3.Transaction Code
(Instr. 8)
                                       P4
                                       O4
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4.Securities Acquired (A) or Disposed of (D)
(Instr. 3, 4 and 5)

Amount                 (A) or (D)             Price

466,515                     A                 $1.25
500,000                     A                 $1.25

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5.Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
(Instr. 3 and 4)
                                  1,742,515(1)
                                     70,000(2)
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6.Owner-ship Form: Direct (D) or Indirect (I)
(Instr. 4)
                                        D
                                        D
                                        I
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7.Nature of Indirect Beneficial Ownership
(Instr. 4)

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* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

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 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS CALLS WARRANTS OPTIONS, CONVERTIBLE SECURITIES)
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1.Title of Derivative Security
(Instr. 3)

                                  WARRANT
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2.Conversion or Exercise Price of Derivative Security

                                    $1.25
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3.Transaction Date (Month/ Day/ Year)

                                    10/31/00
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4.Transaction Code
(Instr. 8)

                                       O4
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5.Number of Derivative Securities Acquired (A) or Disposed of (D)
(Instr. 3, 4 and 5)

                (A)     (D)

                      500,000
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6.Date Exercisable and Expiration Date (Month/Day/Year)

  Date Exercisable          Expiration Date
       10/31/00                10/31/01

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7.Title and Amount of Underlying Securities
  (Instr. 3 and 4)

   Title                Amount or Number of Shares
   COMMON STOCK               500,000

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8.Price of Derivative Security
(Instr. 5)


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9.Number of Derivative Securities Beneficially Owned at End of Year
(Instr. 4)
                                 0

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10.Ownership of Derivative Security: Direct (D) or Indirect (I)
(Instr. 4)

                                 D

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11.Nature of Indirect Beneficial Ownership
(Instr. 4)


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Explanation of Responses:

(1)  Includes 156,000 shares held in the Reporting Person's IRA account.

(2) By the Gilbert Family Trust of which the Reporting Person is a trustee. The Reporting Person disclaims beneficial ownership of these shares in excess of his pecuniary interest.



____________________________________     ____________________________________
**Signature of Reporting Person          Date



**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.